April 26, 2010

Michelle Roberts

Senior Attorney

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Variable Trust, File Nos. 333-131820, 811-21853.

Dear Ms. Roberts:

On March 3, 2010, Northern Lights Variable Trust (the “Registrant”), on behalf of the JNF Equity Portfolio, JNF Balanced Portfolio and JNF Money Market Portfolio (each a "Portfolio"), a series of the Registrant, filed Post-Effective Amendment No. 22 to its registration statement under the Securities Act of 1933 on Form N-1A.  On April 9, 2010, you provided oral comments.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

1.

Comment.  Under Fees and Expenses for each Portfolio, please delete "shareholder fees and" from the first sentence as the Portfolios have only Portfolio Operating Expenses.

Response.  The requested deletion has been made.

2.

Comment.  In the Annual Portfolio Operating Expenses Tables, do not include reference to a fee waiver if it is not active, given current operating expenses.

Response.  If the fee waiver is not active, it will be removed from a table.

3.

Comment.  Please remove each footnote describing Acquired Fund Fees and Expenses or use a presentation format consistent with that used by Northern Lights Fund Trust.

Response.  Each footnote has been modified to read as follows.

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771

April 26, 2010

"Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.  The operating expenses in this fee table will not correlate to the expense ratio in the Portfolio's financial highlights because the financial statements include only the direct operating expenses incurred by the Portfolio."

4.

Comment.  In the second paragraph under each Example, please add language to indicate that the fees presented apply if an investor continues to hold shares.

Response.  The following additional sentence will follow the first sentence of the second paragraph under each Example.

"You would pay the same expenses if you did not redeem your shares."

5.

Comment.  In the second paragraph under each Example, please add a sentence that communicates that investors will be subject to additional expenses that are not included in the example.

Response.  The following has been added to each Example paragraph as a new third and forth sentence.

"However, each insurance contract and separate account involves fees and expenses that are not included in the Example.  If these fees and expenses were included in the Example, your overall expenses would be higher."

6.

Comment.  In each paragraph entitled Portfolio Turnover, please delete the second sentence referring to taxable accounts.

Response.  The requested deletion has been made.

7.

Comment.  Please add the following, or the equivalent, to each paragraph entitled Tax Information.  "Please refer to your insurance contract prospectus or retirement plan documents for additional information on taxes."

Response.  The requested addition has been made.

8.

Comment.  Please provide assurance that each financial intermediary selling shares in each Portfolio has a website that provides more information regarding the potential conflict of interest created by Portfolio or related party payments to the financial intermediary.

April 26, 2010

Response.  The Registrant has removed each reference to "…or visit your financial intermediary's website…".

9.

Comment.  For the JNF Balanced Portfolio, please provide a separate description of junk bond risk.

Response.  The description of Principal Investment Risks has been expanded to include the disclosures presented below under Item 4 and Item 9, respectively.

•

High-Yield Bond Risk.  Lower-quality bonds, known as "high yield" or "junk" bonds, present greater risk than bonds of higher quality, including an increased risk of default.  An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the Portfolio’s ability to sell its bonds.  The lack of a liquid market for these bonds could decrease the Portfolio’s share price.

•

High-Yield Bond Risk.  Lower-quality bonds, known as "high yield" or "junk" bonds, present a significant risk for loss of principal and interest.  These bonds offer the potential for higher return, but also involve greater risk than bonds of higher quality, including an increased possibility that the bond’s issuer, obligor or guarantor may not be able to make its payments of interest and principal (credit quality risk).  If that happens, the value of the bond may decrease, and the Portfolio’s share price may decrease and its income distribution may be reduced.  An economic downturn or period of rising interest rates (interest rate risk) could adversely affect the market for these bonds and reduce the Portfolio’s ability to sell its bonds (liquidity risk).  Such securities may also include "Rule 144A" securities, which are subject to resale restrictions.  The lack of a liquid market for these bonds could decrease the Portfolio’s share price.

10.

Comment.  Please provide each performance graph and table as well as accompanying disclosures as an exhibit to the Registrant's response letter.

Response.  The requested performance information is provided as Exhibits.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

April 26, 2010

/s/ JoAnn M. Strasser

JoAnn M. Strasser

April 26, 2010

EXHIBIT-1

Performance:  The following bar chart and table below provide some indication of the risks of investing in the Portfolio by showing changes in the Portfolio's performance from year to year and by showing how the Portfolio's average annual returns compare with those of a broad-based securities market index.  Past performance does not necessarily indicate how a Portfolio will perform in the future.  Updated performance information is available at no cost by calling 1-866-667-0564.

Performance Bar Chart For Calendar Year Ended December 31,

Best Quarter:	3rd Quarter 2009	19.76%
Worst Quarter:	4th Quarter 2008	(26.17)%

Performance Table

Average Annual Total Returns

(For period ended December 31, 2009)

	One Year	Since Inception of the Portfolio (1)
Return before taxes	35.03%	(12.50)%
Russell Midcap Total Return Index	40.48%	(8.05)%

(1) The inception date of the JNF Equity Portfolio is May 1, 2007.

The Russell Midcap Index is an unmanaged index that measures the performance of approximately 800 companies in the Russell 1000, which represents approximately 25% of the

April 26, 2010

total market capitalization of the Russell 1000 Index.  Index returns assume reinvestment of dividends. Unlike the Portfolio’s returns, however, they do not reflect any fees or expenses. An investor cannot invest directly in an index.

April 26, 2010

EXHIBIT-2

Performance:  The following bar chart and table below provide some indication of the risks of investing in the Portfolio by showing changes in the Portfolio's performance from year to year and by showing how the Portfolio's average annual returns compare with those of a broad-based securities market index and two supplemental indices.  Past performance does not necessarily indicate how a Portfolio will perform in the future.  Updated performance information is available at no cost by calling 1-866-667-0564.

Performance Bar Chart For Calendar Year Ended December 31,

Best Quarter:	2nd Quarter 2009	13.16%
Worst Quarter:	4th Quarter 2008	(12.73) %

Performance Table

Average Annual Total Returns

(For period ended December 31, 2009)

	One Year	Since Inception of the Portfolio (1)
Return before taxes	21.85%	(2.97)%
Russell 1000 Total Return Index	28.43%	(7.95)%
Barclay’s Capital US Aggregate Index	5.93%	6.03%
Blended Benchmark Index	21.68%	(3.76)%

(1) The inception date of the JNF Balanced Portfolio is May 1, 2007.

The Russell 1000 Index is an unmanaged index that measures the performance of the 1000 largest companies in the Russell 3000. The Barclay’s Capital US Aggregate Index is a widely accepted, unmanaged index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities, and asset-backed securities.  The Blended Benchmark Index is

April 26, 2010

comprised of 70% Russell 1000 Index and 30% Barclay’s Capital US Aggregate Index.  Index returns assume reinvestment of dividends. Unlike the Fund’s returns, however, they do not reflect any fees or expenses. An investor cannot invest directly in an index.

April 26, 2010

EXHIBIT-3

Performance:  The following bar chart and table below provide some indication of the risks of investing in the Portfolio by showing changes in the Portfolio's performance from year to year and by showing how the Portfolio's average annual returns compare with those of a broad-based securities market index.  Past performance does not necessarily indicate how a Portfolio will perform in the future.  Updated performance information is available at no cost by calling 1-866-667-0564.

Performance Bar Chart For Calendar Year Ended December 31,

Best Quarter:	1st Quarter 2009	0.16%
Worst Quarter:	4th Quarter 2009	0.00%

Performance Table

Average Annual Total Returns

(For period ended December 31, 2009)

	One Year	Since Inception of the Portfolio (1)
Return before taxes	0.23%	1.18%
[Lipper U.S. Treasury Money Market] Index	[__]%	[__]%

(1) The inception date of the JNF Money Market Portfolio is April 7, 2008.

The Portfolio's 7-day simple yield and 7-day compound yield as of December 31, 2009 was [_]% and [_]%, respectively.

April 26, 2010

The [Lipper U.S. Treasury Money Market] Index is an unmanaged index that measures the performance of [____].  Index returns assume reinvestment of dividends. Unlike the Fund’s returns, however, they do not reflect any fees or expenses. An investor cannot invest directly in an index.